August 11, 2011

VIA EDGAR

Debbie Skeens, Esq. U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	SEC Staff Comments on Post-Effective Amendment No. 82 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 811-07953 and 333-17217)

Dear Ms. Skeens:

On behalf of the above-referenced registrant, set forth below are certain comments that you provided on July 22, 2011 concerning Post-Effective Amendment No. 82 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on June 17, 2011, and the Trust’s responses thereto.  Your comments are set forth in italics and are followed by the Trust’s responses.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

This letter addresses those comments for which you requested a response prior to the date the Trust files its next post-effective amendment.  The Trust will respond to the other comments that you provided in a letter that will be filed with its next post-effective amendment, which the Trust expects to file on August 16, 2011.

PROSPECTUSES

General

1.
Certain Portfolios that serve as underlying funds also are structured as funds-of-funds (see, e.g., EQ/Quality Bond Plus Portfolio).  Please explain supplementally the legal basis under Section 12 of the 1940 Act for this structure and how the insurers obligations under Section 26(f) of the 1940 Act (e.g., reasonableness of fees) are met given this structure.

None of the Trust’s funds-of-funds Portfolios serve as underlying funds to other funds-of-funds Portfolios of the Trust or AXA Premier VIP Trust.  In accordance with the exemption provided by Section 12(d)(1)(G) of the 1940 Act, shares of the

Debbie Skeens, Esq.
August 11, 2011

Trust’s fund-of-funds Portfolios that rely on Section 12(d)(1)(G) are not sold to other portfolios of the Trust or AXA Premier VIP Trust.

Principal Risks

2.	Confirm supplementally that each type of derivative instrument named in the Derivatives Risk disclosure is consistent with the overall investment strategy of a Portfolio.

The Trust notes that the Derivatives Risk disclosure in the section of the prospectuses entitled “Principal Risks” does not refer to specific types of derivative instruments.  The Trust confirms, however, that the types of derivative instruments named in each Portfolio’s principal investment strategy disclosure are consistent with that Portfolio’s overall investment mandate.

* * * * *

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie, Esq. William MacGregor, Esq. AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq. Andrea Ottomanelli Magovern, Esq. K&L Gates LLP